THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE"*SECURITIES ACT*"). THE SECURITIES HEREIN MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, THE SECURITIES SOLD IN RELIANCE ON SECTION 4(A)(6) UNDER THE SECURITIES ACT ("*REGULATION CROWDFUNDING*") MAY ONLY BE TRANSFERRED TO PRINCETON SATELLITE SYSTEMS, INC. (THE "*COMPANY*"), TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE SECURITIES ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "*SEC*"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY,NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT ORANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Series 2022

CROWDFUNDING SPV CONVERTIBLE PROMISSORY NOTE

$[AGGREGATE PURCHASE PRICE]

[DATE], 2022
[CITY], [STATE]

For value received, Princeton Satellite Systems, Inc., a New Jersey corporation (the "***Company***"), promises to pay to Princeton Satellite Systems CF SPV, LLC, a Delaware limited liability company (the "***Crowdfunding SPV***"), [AGGREGATE PURCHASE PRICE] (such amount, the "***Principal***") together with accrued and unpaid interest thereon. The Principal and any accrued and unpaid interest thereon are each due and payable on the date and in the manner set forth below. This Series 2022 Crowdfunding SPV Convertible Promissory Note ("***Note***") is issued by the Company on [DATE], 2022 (the "***Effective Date***"), pursuant to Regulation Crowdfunding, for the benefit of [INVESTOR NAME], an individual subscribing for interests in the Crowdfunding SPV (the "***Investor***").

1. Payments. The Company shall make all payments of interest and the Principal to the Crowdfunding SPV in lawful money of the United States of America. All payments by the Company will be applied first to accrued interest, and thereafter to the Principal. The outstanding principal amount of the Note will be due and payable on April 30, 2026 (the "***Maturity Date***").

2. **Interest Rate.** The Company shall pay simple interest on the outstanding principal amount hereof from the Effective Date until payment in full. Such interest will be payable at the rate of five percent (5%) per annum or at the maximum rate permissible by law, whichever is less. Interest will be due and payable on the Maturity Date and will be calculated on the basis of a three hundred sixty five (365)-day year for the actual number of days elapsed.

3. **Conversion; Repayment Premium Upon Sale of the Company.**

(a)   If the Company issues and sells shares of its capital stock to investors (the "*Qualified Investors*") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its capital stock resulting in gross proceeds to the Company of at least $1,235,000 (excluding the conversion of the Note and any other debt) (each such transaction, a "*Qualified Financing*"), then this Note will convert into non-voting common stock of the Company ("*Non-Voting Common Stock*"), at a conversion price equal to the lesser of:

(i)   Eighty percent (80%) of the per share price paid by the Qualified Investors, regardless of the terms of the securities in the Qualified Financing; or

(ii)   The quotient obtained by dividing $12,000,000 (the "*Valuation Cap*") by the aggregate number of outstanding shares of capital stock of the Company immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, other than this Note, and such number, the "*Fully Diluted Capitalization*").

(b)   If conversion of this Note pursuant to Section 3(a) will result in the issuance of a fraction of a share, the Company shall, in lieu of issuance of any fraction of a share, pay the Crowdfunding SPV a sum in cash equal to the product resulting from multiplying (x) the then current fair market value of one share of Non-Voting Common Stock into which this Note has been converted by (y) such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then the Company will give the Crowdfunding SPV at least five (5) days prior written notice of the anticipated closing date of such Sale of the Company and at the closing date of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company shall pay the Crowdfunding SPV an aggregate amount equal to the greater of:

(i)   (x) the aggregate amount of interest then outstanding under this Note, plus (y) the product of 1.5 and the outstanding principal amount of this Note; or

(ii) the amount the Crowdfunding SPV would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Common Stock pursuant to Section 3(a), immediately prior to the closing of such Sale of the Company.

(d)   For the purposes of this Note, "*Sale of the Company*" means either: (i) a transaction or series of related transactions in which a person or entity, or a combination of such, acquires from equity holders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company, or (ii) the closing of the sale, transfer or other disposition of all or substantially all of this Company's assets, or the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the equity holders of the Company immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of the surviving entity in substantially identical proportions and with substantially identical rights, preferences, privileges and restrictions as existed immediately prior to such transaction).

4.   **Conversion Upon Maturity.**

(a)   Unless this Note has been previously converted as a result of a Qualified Financing or Sale of the Company pursuant to Section 3, upon the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest will be converted into Non-Voting Common Stock at a conversion price equal to the quotient obtained by dividing the Valuation Cap by the Fully Diluted Capitalization.

(b)   If conversion of the Note pursuant to Section 4(a) will result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fraction of a share, pay the Crowdfunding SPV a sum in cash equal to the product resulting from multiplying (x) the then current fair market value of one share of Non-Voting Common Stock into which this Note has been converted by (y) such fraction.

5.   **Information Rights**. The Non-Voting Common Stock issuable to the Crowdfunding SPV upon conversion of this Note pursuant to Sections 3 and 4 do not grant the Crowdfunding SPV any information rights, except to the extent required by Delaware law.

6   **Prepayment.** The Company may not prepay this Note prior to the Maturity Date without prior written consent of the majority in interests of investors subscribing to Crowdfunding SPV interests (the "*Requisite Holders*," all subscribing investors, the "*Investors*").

7.   **Governing Law.** This Note will be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within Delaware, without giving effect to conflicts of laws principles.

8.   **Parity with Other Notes**. The Company's repayment obligation to the Crowdfunding SPV under this Note is in parity with the Company's repayment obligations to the Crowdfunding SPV under all outstanding Series 2022 Crowdfunding SPV Convertible Promissory Notes (the "*Notes*"). If the Company has insufficient funds to satisfy all such repayment obligations, the Company will make payments on the Notes on a *pro rata* basis. The foregoing sentence notwithstanding, such repayment on a *pro rata* basis does not relieve the Company of its obligations to the Investor hereunder.

9.   **Modification; Waiver.** Any term of this Note may be amended or waived with the written consent of the Company and the Requisite Holders.

10.   **Assignment.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Crowdfunding SPV to any person or entity upon written notice to the Company. Following such notice, this Note will be registered in the Company's books and records in the name of the transferee, and all payments of interest and principal will be paid solely to such transferee. Upon the first payment of interest or principal to such transferee, the Company's obligations hereunder will be fully discharged.

11.   **Electronic Signature.** The Company and Crowdfunding SPV have signed this Note electronically and agrees that their electronic signatures are the legal equivalent of their manual signature on this Note.

[*SIGNATURE PAGE FOLLOWS*]

IN WITNESS WHEREOF, the undersigned have executed this Crowdfunding SPV Convertible Promissory Note on the date first written above.

THE COMPANY

Princeton Satellite Systems, Inc.

By: _____
    Michael Paluszek
    President

THE CROWDFUNDING SPV

By: Princeton Satellite Systems, Inc.,
    its Manager

    By: _____
        Michael Paluszek
        President